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Exhibit 99.1

Stephen E. Gorman
185 Coventry Park Lane
Winston Salem, NC 27104

February 21, 2002

Mr. Mickey P. Foret
Northwest Airlines, Inc.
2700 Lone Oak Parkway
Eagan, MN 55124

Re:    Pinnacle Airlines Corp.

Dear Mr. Foret:

As we discussed, I have agreed to serve as a member of the Board of Directors of Pinnacle Airlines Corp., a Delaware corporation (the "Company"), which will become the parent company of Pinnacle Airlines, Inc. (formerly Express Airlines I, Inc.) operating as a Northwest Airlink carrier. I understand I will be elected as a director of the Company at the time of the Company's initial public offering. I consent to being named as a future Board member of the Company in the Form S-1 registration statement being filed in connection with the Company's initial public offering.

Very truly yours,
/s/ STEPHEN E. GORMAN

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Stephen E. Gorman 185 Coventry Park Lane Winston Salem, NC 27104